Fax To: Australian Stock Exchange

Attention: Company Announcements Office

Fax No: 00 612 9241 7620

No. of pages: (including cover) 3

Date: 3rd March 2009

Sender: Tino Isnardi

bakersteel
capital managers

In the event of any query, please call the sender on +44 (0)20 7389 0009

Dear Sir,

Please find enclosed completed Form 603 Notice of Initial Substantial Holder relating to our group holding in Allied Gold Limited.

A copy has also been sent directly to the company.

Please advise if you have any queries regarding this notice,

Regards,

T Isnardi

Baker Steel Group, 86 Jermyn Street, London SW1Y 6JD
Telephone: +44 (0)20 7389 0009 Facsimile: +44 (0)20 7389 8222 www.bakersteelcap.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name / Scheme	ALLIED GOLD LTD
ACN/ARSN	

1. Details of substantial holder (1)

Name	BAKER STEEL CAPITAL MANAGERS LLP (CLIENTS OF AND ASSOCIATED OR CONNECTED PARTIES)
ACN/ARSN (if applicable)	

The holder became a substantial holder on 27-Feb-09

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	28,000,000	28,000,000	5.92%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
CF Ruffer Baker Steel Gold Fund	Beneficial Holder	ordinary / 21,600,000
RIT Capital Partners PLC	Beneficial Holder	ordinary / 2,300,000
Select Gold Fund	Beneficial Holder	ordinary / 3,700,000
Genus Natural Resources Fund	Beneficial Holder	ordinary / 400,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
CF Ruffer Baker Steel Gold Fund	National Nominees Ltd	as previous column	ordinary / 21,600,000
RIT Capital Partners PLC	National Nominees Ltd	as previous column	ordinary / 2,300,000
Select Gold Fund	Citibank Pty Ltd	as previous column	ordinary / 3,700,000
Genus Natural Resources Fund	HSBC Custody Nominees (Australia) Ltd	as previous column	ordinary / 400,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash	Non-cash	Class and number of securities
all holdings via a placing of securities at AUD0.50 per share				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
CF Ruffer Baker Steel Gold Fund	discretionary mandate of investment manager
CF Ruffer Baker Steel Gold Fund	discretionary mandate of investment manager
Select Gold Fund	discretionary mandate of investment manager
Genus Natural Resources Fund	discretionary mandate of investment manager

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
for all entities listed...	c/o Baker Steel Capital Managers LLP
	86 Jermyn Street, London, SW1Y 6JD

Signature

print name Tino Isnardi capacity Head of Trading

sign here T. Isnardi date 03-Mar-09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:
(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

FIL Asia Services Pty Limited
ABN 35 115 761 067
Corporate Authorised Representative no. 316798

Level 8, 167 Macquarie Street
Sydney NSW 2000

Tel: 61 2 9225 0500
Fax: 61 2 9221 2303

Australian Stock Exchange
Exchange Centre
20 Bridge Street
Sydney NSW 2000

FAX: 1300 135 638
TEL: (02) 9227 0334

ATTN: Company Announcements

LETTER FOR RELEASE TO THE MARKET

5 March 2009

Dear Sir/Madam:

Withdrawal of Notice of Initial Substantial Shareholder dated 26 February 2009

We refer to the Notice of Initial Substantial Holder submitted on 27 February 2009 reporting the interests in **Allied Gold Ltd** (ASX Code: ALD) of certain entities owned or managed by FMR LLC & FIL Limited as disclosed more fully in that notice.

We request that this notification is disregarded as we do not hold 5% or more of the voting power of Allied Gold Ltd. Our notification submitted on 27 February 2009 reflects holdings that were determined ahead of the placement that was settled on 27 February 2009. As a result we are not required to submit this notification in accordance with section 671B of the Corporations Act.

Should you have any questions, please contact us on email arrsydney@fidelity.com or via Fax on (02) 9221 0101.

Yours faithfully,

Rebecca Uh
Regulatory Reporting Manager